February 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:    Hoth Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-227772)

Concurrence in Withdrawal Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 6, 2019, in which we,  Laidlaw & Company (UK) Ltd., as representative of the underwriters of the offering, joined Hoth Therapeutics, Inc.’s (the “Company’s”) request for acceleration of the effective date of the above-referenced Registration Statement. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

Laidlaw & Company (UK) Ltd.

By:	/s/ Hugh Regan
Name: Hugh Regan
Title: Executive Director